THIRD AMENDMENT

TO PROMISSORY NOTE

This Amendment Agreement (the "Amendment") is made effective as of October 11, 1999, by and between SGI International, a Utah Corporation ("SGI" or the "Company") and Ben Reppond, ("Lender").

RECITALS

A. SGI issued a promissory note (the "Note") to Lender dated as of January 28, 1999, in the principal amount of $250,000.

B. The parties contemplated that the note would be used as the purchase price for Preferred Shares to be issued by SGI.

C. Company and Lender desire to exchange $150,000 of principal and accrued interest from said Note, for restricted stock as more specifically described in a Restricted Stock Subscription Agreement of even date attached hereto as Exhibit A, and to further extend the terms of the Note to and including November 1, 2000.

AGREEMENT

NOW THEREFORE, in consideration of the covenants and conditions of this Third Amendment, the parties do hereby agree as follows:

1. Reduction of Principal. The principal amount of said Note is hereby amended to $100,000.

2. Extension of Maturity Date. The maturity date of said Note is hereby amended to November 1, 2000.

3. Restricted Common Stock. At maturity, both the remaining principal amount and accrued interest thereon shall be payable in Restricted Common Stock of Company, calculated at 75% of the average closing bid price for the five (5) trading days prior to maturity.

IN WITNESS WHEREOF the parties have executed this Agreement by their duly authorized signatories as of the day and year first written above.

SGI International, Inc. LENDER: Ben Reppond

By: Michael L. Rose By: Ben Reppond, an individual
Title: CEO/President